Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sweater Inc.
2000 Central Ave Ste 100
Boulder, CO 80301
https://www.sweaterventures.com/

Up to $1,086,761.50 in Series Seed II Preferred Stock at $35.50
Minimum Target Amount: $14,981.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sweater Inc.
Address: 2000 Central Ave Ste 100, Boulder, CO 80301
State of Incorporation: DE
Date Incorporated: October 28, 2019

Terms:

Equity

Offering Minimum: $14,981.00 | 422 shares of Series Seed II Preferred Stock
Offering Maximum: $1,086,761.50 | 30,613 shares of Series Seed II Preferred Stock
Type of Security Offered: Series Seed II Preferred Stock
Purchase Price of Security Offered: $35.50
Minimum Investment Amount (per investor): $177.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus Shares | 3% Bonus Shares

Reservation Holders in Sweater Inc. are eligible for additional 3% bonus shares.

Combo/Avid Investor Perk

Early Bird

Invest within the first week and receive 2% bonus shares.

Amount-Based Investment Incentives

Tier 1

Invest $500+ and receive a t-shirt.

Tier 2

Invest $1,000+ and receive a Miir Water Bottle + Sweater Store $30 / Free Shipping (that will get you a cap or a beanie).

Tier 3

Invest $2,500+ and receive a Miir Water Bottle + Sweater Store $55 / Free Shipping (that will get you long sleeve tee, short sleeve tee or beanie) + 1% bonus shares.

Tier 4

Invest $5,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 3% bonus shares.

Tier 5

Invest $10,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 5% bonus shares.

Tier 6

Invest $25,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 13% bonus shares + 30 min call with CEO.

Tier 7

Invest $50,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 25% bonus shares + 30 min call with CEO.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*Call with CEO subject to Sweater Inc.'s schedule and availability. Prior confirmation from Sweater Inc. required.

The 10% StartEngine Owners' Bonus

Sweater Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed II Preferred Stock at $35.50 / share, you will receive 110 shares of Series Seed II Preferred Stock, meaning you'll own 110 shares for $3,550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview Overview

Sweater Inc. ("Sweater" or the "Company") is a C Corporation organized under the laws of the state of Delaware that specializes in fintech and democratizing access to venture capital. Sweater Inc. was originally registered on October 28, 2019 under the name Sweater LLC and converted to a Delaware corporation on January 18, 2022.

The Company's business model consists of managing and operating the Sweater Cashmere Fund through its subsidiary, Sweater Industries LLC, focused on both accredited and retail investors. Our innovative registered fund platform is available across the United States on mobile and white-labeled through partners via web applications, making venture capital accessible to the general public. Sweater stands out for its pioneering approach to public VC fund formation, unique technology platform, and commitment to empowering every individual to support groundbreaking startups.

Sweater Inc. operates Sweater Industries LLC, a wholly-owned subsidiary under the Company since its conversion in January 2022. The subsidiary company is a Registered Investment Advisor managing the Cashmere Fund. We believe there is a synergistic relationship between the entities, with Sweater Inc. overseeing the broader vision and strategy, while Sweater Industries LLC handles the day-to-day fund management activities.

Our Mission

Sweater Inc. is a fintech company that aims to democratize access to venture capital by opening the venture capital asset class to the general public.

Sweater's vision is to pool money from millions of regular people into world-class alternative asset funds operated by qualified partners who wisely deploy that capital into startups and other alternative assets that shape the world we live in. Our belief is that every person should be able to participate in the assets that create the next generation of influence and wealth.

Our Business

Through our registered investment advisor, we operate and manage a venture fund, the Cashmere Fund. Venture funds are generally funds that allow accredited investors to invest in private companies. Through our mobile app, retail investors are able to invest alongside accredited investors. We also white-label our technology to qualified partners who want to launch their own registered funds in venture capital or other alternative asset classes.

Sweater acquires investors through direct-to-consumer channels to invest in its fund via its mobile app, and via the acquisition of qualified partners to launch white-labeled funds. Pricing is tied to management fees associated with AUM (assets under management) at the annual rate of 2.50% of the average daily net assets of the fund, which is often split with its fund partners. Additional funds may be added to the ecosystem in the future as partner funds gain sufficient traction. Sweater also derives revenues from SaaS technology fees from hosting partner funds and from implementation fees tied to the launching of new partner funds.

Competitors and Industry

Our Competition

Competitors in our industry include fintech platforms like Carta and Angellist, which focus on private VC funds. However, Sweater's unique positioning in public VC fund formation sets it apart. The Company also competes with alternative investment options such as mutual funds and real estate from the retail consumer perspective. Despite these competitors, Sweater's innovative approach and proprietary technology stack provide a competitive edge.

Market Overview

The venture capital industry is currently experiencing substantial growth, with over $150B raised in 2022 so far. Sweater Inc. believes it is a frontrunner in this market, being one of the first venture capital funds allowing non-accredited investors to participate. This represents a significant shift in the industry dynamics.

https://www.statista.com/statistics/280260/venture-capital-fund-raising-by-holding-companies-in-the-usa/#:~:text=The%20value%20of%20venture%20capital%20funds%20raised%20in%20the%20United,billion%20U.S.%20dollars%20in%202022.

Current Stage and Roadmap

Current Stage:

The Company’s Cashmere Fund is currently operational and generating revenue. Since its SEC registration in April 2022, the fund has successfully attracted over 5,000 Members and made numerous investments in startups and VC funds. It has also generated a substantial pipeline of partner fund opportunities, having signed four Engagement Letters and one Partnership contract in Q4 2023.

Future Roadmap:

The Company’s focus for the next few years will be on expanding its venture fund offerings and partnerships. Plans include launching a $500M venture capital secondary fund and securing 20-30 partner funds in the next 3-5 years. These developments are expected to manage $2B-$4B in AUM, serving a rapidly growing number of investors.

The Team

Officers and Directors

Name: Jesse K Randall

Jesse K Randall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, President and Chairman
  Dates of Service: April, 2018 - Present
  Responsibilities: I oversee the vision, management, and growth of the company. Salary: $172,000 and 40% equity of the company.

Name: Emma Donaho Clark

Emma Donaho Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member and Principal Financial Officer.
  Dates of Service: November, 2023 - Present
  Responsibilities: As COO of Sweater, Emma is responsible for building the processes and systems needed to support Sweater's growth as well as leading multiple functions across the organization. With more than 10 years of experience in Fintech across operations, strategy, product and analytics, she is skillful at translating long term vision into day-to-day operations and thrives on building fantastic teams to support that vision

Other business experience in the past three years:

- Employer: Recurly
  Title: Head of Business Operations & Analytics
  Dates of Service: June, 2020 - July, 2021
  Responsibilities: Responsible for all strategy and business analytics across the entire organization, including managing the company’s acquisition in 2020.

Name: Jaron E Jones

Jaron E Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO
  Dates of Service: October, 2021 - Present
  Responsibilities: Responsible for all product development efforts and maintenance of the technology systems. Annual Salary: 225,000 with 6372 options granted as of 12/4/2023 vesting over a 4 year schedule.

Other business experience in the past three years:

- Employer: Amazon
  Title: Software Development Manager
  Dates of Service: November, 2020 - October, 2021
  Responsibilities: Engineering leader responsible for the Amazon devices marketing tech stack.

Other business experience in the past three years:

- Employer: SoFi
  Title: Director of Engineering
  Dates of Service: February, 2017 - October, 2020
  Responsibilities: Led multiple software engineering teams that touched many of SoFi's product offering

Name: Cara Vollum Morphew

Cara Vollum Morphew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Managing Partner
  Dates of Service: February, 2022 - Present
  Responsibilities: As Managing Partner, I lead our investment strategy, capital deployment, and portfolio management for the Cashmere Fund. Salary: $185,000 and 4001 options

Other business experience in the past three years:

- Employer: Selwyn Partners
  Title: Partner
  Dates of Service: March, 2021 - February, 2022
  Responsibilities: I worked as a Partner at Selwyn Partners, a small family office focused on PE and VC investment strategies. I built out our investment strategy and portfolio construction for VC investments.

Other business experience in the past three years:

- Employer: Chicago Ventures
  Title: Associate
  Dates of Service: August, 2019 - February, 2021
  Responsibilities: I worked as an associate investor where I sourced, diligenced, and negotiated new investment opportunities in addition to working closely with portfolio company founders on strategy, fundraising and corporate development.

Name: David John Wieland

David John Wieland's current primary role is with Motivate. David John Wieland currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversight of the CEO

Other business experience in the past three years:

- Employer: Motivate
  Title: Managing Partner
  Dates of Service: June, 2019 - Present
  Responsibilities: Oversee investments by the firm as well as day to day operations

Name: Joseph Ashley Ebersole

Joseph Ashley Ebersole's current primary role is with ZeroEx, Inc.. Joseph Ashley Ebersole currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Sometimes legal advisor, now board member. No Salary, equity package 6,835 shares

Other business experience in the past three years:

- Employer: ZeroEx, Inc.
  Title: General Counsel
  Dates of Service: September, 2022 - Present
  Responsibilities: Direct legal team

Other business experience in the past three years:

- Employer: Bryan Cave Leighton Paisner LLP
  Title: Partner
  Dates of Service: October, 2022 - July, 2023
  Responsibilities: Legal advisor to clients (including Sweater)

Name: Fong Wa Chung

Fong Wa Chung's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- Employer: GoCharlie.AI
  Title: Co-founder
  Dates of Service: October, 2020 - June, 2021
  Responsibilities: Co-founder

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for Sweater. Delays or cost overruns in the development of Sweater and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed II Preferred Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company pursuant to the terms of the Voting Agreement (See Exhibit F of the Offering Memorandum) or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Sweater is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depend on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We operate in a highly regulated industry.
We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Sweater Industries LLC is a registered investment advisor, and our fund is registered under the 1940 Investment Company Act. Our advisor both in its day-to-day operations in the management of the fund has to comply with stringent regulations, and the operation of our fund exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. Some of the restrictions and rules applicable to our subsidiary and our fund could adversely affect and limit some of our business plans of other parts of our business.

Our revenues and profits are subject to fluctuations.
It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with startups, who could potentially be portfolio companies of the fund. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Sweater and its providers are vulnerable to hackers and cyber attacks.
With the increased use of technologies such as the Internet to conduct business, the company (including our App), the fund, and other service providers are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of our company, the App, or other of our service providers (including, but not limited to, fund accountants, custodians, transfer agents and administrators), and the issuers of securities in which the fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the fund's ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the company has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers. As a result, the company and your investment could be negatively impacted. The App, through its third-party hosting facilities, will electronically store investors' bank information, social security numbers, and other personally identifiable sensitive data that is submitted through the App. Similarly, certain our service providers, including the fund's administrator, may process, store, and transmit such information. The company has procedures and systems in place that it

believes are reasonably designed to protect this sensitive information and prevent data losses and security breaches. However, these measures cannot provide absolute security. Any accidental or willful security breach or other unauthorized access could cause shareholder's (both ours and our funds) secure information to be stolen and used for criminal purposes, and shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities we use may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach, whether actual or perceived, could harm our reputation and that of our fund, resulting in the potential loss of investors and adverse effect on the value of your investment.

Voting control is in the hands of a few large stockholders.
Voting Control is concentrated in the hands of a small number of shareholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. Further, pursuant to the Company's Investor Rights Agreement, the Company cannot undertake certain actions without the affirmative vote of a Preferred Director. These corporate actions include making loans or guarantees, incurring certain amounts of debt, sell or encumber material technology or intellectual property, or enter into strategic relationships involving payment, certain contribution or assignment by the Company of money or assets. Holders of our Preferred Stock, Jesse Randall and Chad Lewkowski are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the Company's Preferred Stock, the board, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. If the SAFE note gets converted into shares, those shares may be subject to those rights. Your interest in the company may be sold regardless of whether you believe the transaction is the best or highest value for your investment, and regardless of whether you believe the transaction is in your best interests. Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the Company that is not made available to the Company's other stockholders pursuant to the Company's Investor Rights Agreement, including quarterly unaudited financial statements. The Company's Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and any action asserting a claim against us that is governed by the internal-affairs doctrine. This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Our valuation and our offering price have been established internally and are difficult to assess
Sweater, Inc. has set the valuation of its company internally. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jesse K Randall	546,191	Common Stock	39.99%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, SAFE Type 1, SAFE Type 2, and SAFE Type 3. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,613 of Series Seed II Preferred Stock.

Common Stock

The amount of security authorized is 1,672,017 with a total of 849,951 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders but excluding matters that relate solely to the terms of a series of Preferred Stock. Holders of Common Stock voting exclusively as a separate class are entitled to elect three directors of the company.

Material Rights

The total amount outstanding includes 124,640 shares to be issued pursuant to stock options and RSUs issued.

The total amount outstanding includes 27,991 shares to be issued pursuant to stock options, reserved but unissued.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

Series Seed Preferred Stock

The amount of security authorized is 356,512 with a total of 356,512 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is 35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends. combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting in an Election of Directors under Certificate of Incorporation and Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

The number of directors remains five

The board composition should be as follows:

One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.

One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.

Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.

The initial designees shall be Fong Wa Chung (Akuna) and David Wieland (Motivate)

Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original designees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;

If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;

To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.

In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such

Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.

In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rata portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022.

Registration Rights

Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15,000,000). This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.

Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.

The Company's CEO may defer taking action in response to such requests in good faith where to provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.

Unaudited statements of income and cash flows for the first three fiscal quarters of each fiscal year, delivered within 45 days after the end of each quarter.

If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.

At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.

Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;

Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;

Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;

Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;

Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;

Change the principal place of business, enter new lines of business or exit the current line of business;

otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company);

Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and

Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to management. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Series Seed I Preferred Stock

The amount of security authorized is 159,362 with a total of 159,362 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is $35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends, combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting in an Election of Directors under Certificate of Incorporation and Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

The number of directors remains five

The board composition should be as follows:

One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.

One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, , a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.

Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.

The initial designees shall by Fong Wa Chung (Akuna) and David Wieland (Motivate)

Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original designees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;

If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;

To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.

In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.

In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rata portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022. Under the terms of this agreement,

Registration Rights

Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed$15,000,000. This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.

Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.

The Company's CEO may defer taking action in response to such requests in good faith where to provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.

Unaudited statements of income and cash flows for the first three fiscal quarters of each fiscal year, delivered within 45 days after the end of each quarter.

If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.

At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.

Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;

Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;

Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;

Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;

Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;

Change the principal place of business, enter new lines of business or exit the current line of business;

otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company);

Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and

Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to management. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Series Seed II Preferred Stock

The amount of security authorized is 42,247 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Investors in this offering purchasing Series Seed II Preferred Stock will be signing onto a Voting Rights Agreement and an Investors' Rights Agreement. Full copies of the Agreements and the rights and obligations of Series Seed II Preferred Holders can be found in Exhibit F to the Offering Memorandum.

Voting Rights of Securities Sold in this Offering

Irrevocable Proxy and Power of Attorney. Series Seed II Preferred Stock holders agree to join to join the Voting Agreement and hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed Original Issue Price" for the Series Seed Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed I Original Issue Price" for the Series Seed I Preferred Stock shall mean $17.0701 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed II Original Issue Price" for the Series Seed II Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed III Original Issue Price" for the Series Seed III Preferred Stock shall mean $31.9552 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed IV Original Issue Price" for the Series Seed IV Preferred Stock shall mean $28.1149 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed V Original Issue Price" for the Series Seed V Preferred Stock shall mean $14.0574 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

Drag Along

Each Series Seed II Preferred Stock holder agrees to be bound by the terms of the Voting Rights Agreement's Drag-Along Rights found in section 3.

Restrictions on Transfer

The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.1(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer. See the Investors' Rights Agreement attached to the Regulation CF Subscription Agreement for complete information.

Series Seed III Preferred Stock

The amount of security authorized is 29,090 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

pari passu with Series Seed Preferred Stock

Series Seed IV Preferred Stock

The amount of security authorized is 48,603 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

pari passu with Series Seed Preferred Stock

Series Seed V Preferred Stock

The amount of security authorized is 142,273 with a total of 0 outstanding.

Voting Rights

See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

pari passu with Series Seed Preferred Stock

SAFE Type 1

The security will convert into Preferred stock and the terms of the SAFE Type 1 are outlined below:

Amount outstanding: $929,562.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $0.00
Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below.

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 29,090 shares of

Series Seed III Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

SAFE Type 2

The security will convert into Series seed iv preferred stock and the terms of the SAFE Type 2 are outlined below:

Amount outstanding: $1,490,500.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $48,000,000.00
Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below.

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 48,603 shares of Series Seed IV Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

SAFE Type 3

The security will convert into Series seed v preferred stock. and the terms of the SAFE Type 3 are outlined below:

Amount outstanding: $2,000,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 142,273 shares of Series Seed V Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

What it means to be a minority holder

As a minority holder of this stock of the Company, you have granted your votes by proxy to the President of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, Simplate Agreements for Future Equity ("SAFEs") preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $12,387,098.00
  Number of Securities Sold: 515,874
  Use of proceeds: The proceeds were used for building the mobile application, marketing of the company, building out an investment team, and providing staffing for roles from Fund Administration to Member Support.
  Date: January 23, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $2,720,332.50
  Use of proceeds: The proceeds were used for completing the SEC registration process, building out a waitlist, and establishing the initial team.
  Date: September 15, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,490,500.00
  Use of proceeds: The proceeds were used for platform product development, operations
  Date: January 01, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: Crowdfunding SAFE
  Final amount sold: $935,562.77
  Use of proceeds: platform product development, operations
  Date: January 13, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $2,000,000.00
  Use of proceeds: The proceeds will be used for platform product development, operations
  Date: March 14, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2022</u>

Revenue

Revenue for fiscal year 2022 was $0 compared to $308,098 in fiscal year 2023. This change in revenue was tied to Sweater Industries LLC, the Sweater Inc.-owned registered investment advisory firm, beginning to take management fees rather than waiving them as it did in 2022.

Cost of Sales

As the Company is in an early stage with minimal revenue, cost of sales details are not provided or are minimal. The financial focus has been on operating expenses rather than the cost of sales, typical for companies at this stage of development.

Gross Margins

Gross margins for fiscal year 2022 were $0 compared to $75,000 in fiscal year 2023. Given its nascent stage, the Cashmere fund holds this gross margin when applying a split head count attribution approach to time and expenses related directly to the operation of the Cashmere fund. This gross margin is expected to increase in the future as the fund grows.

Expenses

Expenses for fiscal year 2022 were $6,684,347 compared to $5,916,042 in fiscal year 2023.

The decrease in expenses from 2022 to 2023 is primarily attributed to reduced salaries and wages, marketing and advertising, and general and administrative expenses. This indicates a more capital-efficient operational approach with a goal of hitting profitability sooner.

Historical results and cash flows:

The Company is currently in the growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the current focus is on establishing the business, developing the Cashmere Fund, and expanding operations to support additional funds on the Sweater platform. Past cash was primarily generated through equity investments, as evidenced by the issuance of Common Stock, Preferred Stock, and SAFEs (Simple Agreements for Future Equity). Our goal is to transition into a revenue-generating stage with a focus on retail and accredited investor participation in the Cashmere Fund. The historical cash flows are not representative of future expectations as the Company is transitioning from a foundation-building phase to an operational and revenue-focused phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of cash on hand amounting to approximately $701,556. The Company's operations have primarily been financed through contributions from members and the issuance of SAFEs. In 2023, the Company successfully raised $2,170,062 from all funding sources, which is being used to fund its operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the expansion of our business operations, the development of the Cashmere Fund, and to sustain our growing operational costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has as of EOY 2023, approximately half would be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 1 year and 4 months. This is based on a current monthly burn rate of approximately $150,000 for expenses related to salaries, marketing and advertising, general and administrative expenses, and development costs..

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to extend its operational runway accordingly. The precise duration will depend on the final amount raised and the efficiency of fund utilization. In achieving the maximum funding goal, this will open potential opportunities to consider investing additional effort along product expansion, team expansion, additional sales efforts, and new marketing channels. All of this is subject to the needs and opportunities of Sweater Inc, considering its risk, obligations, and broader macroeconomic conditions it faces at such time in the future. The objective is to achieve operational break-even as a company; however, management recognizes that there are a myriad of factors outside its control that could prevent the company from achieving its objective. As such, the Company will continue to raise the necessary capital to continue operations under whatever circumstance may arise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including further equity financing through private placements and possibly additional SAFEs or similar instruments. The Company acknowledges that no assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of an equity financing.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Sweater Industries LLC,
  Names of 20% owners: Jesse K Randall
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund.
  Material Terms: From time to time the Company gives advances to its subsidiary. Sweater is obligated to cover any expenses incurred by the Fund that exceed 5.9% of the Fund's Assets Under Management ("AUM") currently paid on a quarterly basis. As of December 31, 2023, the Company has a related party receivable of $2,524,230 representing various advances paid to Cashmere Fund for activities including but not limited to marketing and banking expenses.

Valuation

Pre-Money Valuation: $48,486,787.50

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,420,062 in Simple Agreements for Future Equity (SAFEs) outstanding that will convert into preferred stock on the first closing of this Regulation Crowdfunding offering. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Sweater Inc. has generated revenue through its Registered Investment Advisor (RIA) relationship with the Cashmere Fund. Since March 2023, Sweater Inc. has been actively collecting revenue, particularly from investment management fees associated with administering the Cashmere Fund. Despite the previous waiver of revenue collection on these fees prior to March, Sweater Inc. accrued $269,969 in revenue solely from the Cashmere Fund between March and December 2023. The month-over-month revenue growth rate has averaged around 2% with minimal marketing spend, we anticipate a significant uptick in revenue as new distribution opportunities arise and qualified partners launch funds.

According to the AICPA guidelines, recent securities transactions should be considered as a relevant input for computing the enterprise valuation. Given that there are relevant security transactions ($48M post-money in February 2022), the Subject Company Transaction Method was used in assessing the value of Sweater Inc. To account for performance differences and the time that has elapsed, a market-based adjustment to the equity value was applied using changes in market capitalizations of guideline public companies. This helps calibrate value to account for the performance of the Company as well as the performance of the sector the Company operates within since the close of the last round.

Sweater Inc. has made forward progress as a business and generally achieved expectations relative to the plan. After taking into consideration the broader performance of industry peers as well as the Company's performance, an equity adjustment selection of 0% near the median of the range of comparable companies was considered to be appropriate.

Statistic Equity adjustment
Minimum -31.78%
10th percentile -24.66%
18th percentile -18.95%
25th percentile -14.72%
38th percentile -7.43%
Mean 0.62%
Median 1.27%
63rd percentile 9.01%
75th percentile 9.66%
83rd percentile 14.52%
90th percentile 25.24%
Maximum 40.54%

List of comps:
Affiliated Managers Group, Inc.
Altus Group Limited
Broadridge Financial Solutions, Inc.
Envestnet, Inc.
SEI Investments Company
SS&C Technologies Holdings, Inc.

Equity adjustment was calculated between February 2022 and March 2024.

The total Company value is supported by a valuation analysis utilizing the Subject Company Transaction Method, which considers recent securities transactions and market-based adjustments. With Sweater Inc. demonstrating forward progress and meeting expectations relative to its business plan, the equity adjustment of 0% falls near the median of comparable companies, affirming the validity of the enterprise value calculation.

Use of Proceeds

If we raise the Target Offering Amount of $14,981.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary

If we raise the over allotment amount of $1,086,761.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Technology
  25.0%
  For building new tech and operating current tech

- Sales and marketing
  25.0%
  Marketing the StartEngine Raise and the company itself. Sales for partnerships and new funds

- Team
  30.0%
  Hiring contractors inclusive of hard operational costs for the software itself

- Fund ops
  10.0%
  Operating the funds

- Office and overhead
  4.5%
  Office and overhead

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sweaterventures.com/ (https://www.investinsweater.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sweater

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sweater Inc.

[See attached]

Sweater Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2023

Audited by:

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Sweater, Inc.

Table of Contents

Independent Auditor's Report

April 19, 2024
To: Board of Directors of Sweater Inc.
Attn: Jesse Randall, CEO
Re: 2023 Financial Statement Audit – Sweater Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Sweater Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Sweater Inc. and subsidiaries as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sweater Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sweater Inc.'s internal control. Accordingly, no such opinion is expressed.

229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 19, 2024

Sweater Inc.
CONSOLIDATED BALANCE SHEET
December 31, 2023
(Audited)

ASSETS		2023
Current Assets		
Cash and cash equivalents	$	701,556
Related Party Receivable - Cashmere Fund		2,524,230
Prepaids		216,591
Investment in Cashmere Fund		100,000
Total Current Assets		3,542,377
Property and Equipment		
Machinery and equipment		42,535
Furniture and Fixtures		30,001
Accumulated Depreciation		(20,605)
Net Property and Equipment		51,931
Other Assets		
Deposits		135,728
Right of Use Asset		389,237
Total Other Assets		524,965
Total Assets	$	4,119,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	292,535
Accrued payroll		53,362
Current portion of lease liability		213,214
Total Current Liabilities		559,110
Long-Term Liabilities		
Lease liability, net of current portion		183,799
Total Long-Term Liabilities		183,799
Total Liabilities		742,910
Stockholders' equity		
Common Stock, $0.00001 par value; 1,487,080 authorized; 697,320 issued and outstanding		1
Preferred Stock, $0.00001 par value; 534,965 authorized; 515,874 issued and outstanding		154
Additional Paid in Capital		15,410,862
Additional Paid in Capital - Stock based compensation		111,236
Stock Receivable		(5,355)
Safe Notes		2,384,791
Retained Earnings		(14,525,326)
Total Stockholders' Equity		3,376,363
Total Liabilities and Stockholders' Equity	$	4,119,272

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

	2023
Management fees	$ 269,970
Operating Expenses	
Marketing and Advertising	447,306
General and Administrative	377,524
Salaries and Wages	3,788,348
Rent	374,199
Professional Services	408,787
Professional Services - Fund Expenses	265,133
Software	124,343
Stock based compensation	111,236
Depreciation and Amortization	19,168
Total Operating Expenses	5,916,042
Other Income	
Gain (Loss) on disposal of assets	4,767
Merchandise income	4,693
Interest income	28,668
Total Other income (expense)	38,128
Net Income (Loss)	$ (5,607,945)

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2023

(Audited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Additional Paid in Capital - SBC	SAFE Notes	Stock Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.0001 par)	Shares	Value ($0.00001 par)						
Balance as of December 31, 2022 (As previously stated)	694,491	$ 1	515,874	$ 154	$ 15,438,389	$ -	$ -		$ (8,917,381)	$ 6,521,162
Crowdfunding issuance costs (see note 8)					(39,550)					(39,550)
Balance as of December 31, 2022, as restated	694,491	1	515,874	154	15,398,839	-	-	-	(8,917,381)	6,481,612
Issuance of Common Stocks	2,829	0	-	-	12,023	-	-	(5,355)	-	6,668
Issuance of SAFE Notes	-	-	-	-	-	-	2,384,791	-	-	2,384,791
Stock Based Compensation	-	-	-	-	-	111,236	-	-	-	111,236
Net loss	-	-	-	-	-	-	-	-	(5,607,945)	(5,607,945)
Balance as of December 31, 2023	697,320	$ 1	515,874	$ 154	$ 15,410,862	$ 111,236	$ 2,384,791	$ (5,355)	$ (14,525,326)	$ 3,376,363

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

	2023
Cash Flows from Operating Activities	
Net Income (Loss)	$ (5,607,945)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	19,168
Right of use assets and lease liabilities	5,320
Gain on disposal of assets	4,713
Stock based compensation expense	111,236
Changes in operating assets and liabilities:	
Intercompany receivable	(666,460)
Prepaids	(171,298)
Accounts payable	(86,805)
Accrued expenses	53,234
Net cash provided by (used in) operating activities	(6,338,837)
Cash Flows from Investing Activities	
Machinery and Equipment	(15,926)
Net cash used in investing activities	(15,926)
Cash Flows from Financing Activities	
Repayments on notes payable	
Issuance of Safe Notes	2,384,791
Issuance of Common Stock	6,668
Net cash used in financing activities	2,391,459
Net change in cash and cash equivalents	(3,963,304)
Cash and cash equivalents at beginning of period	4,664,860
Cash and cash equivalents at end of period	$ 701,556
Supplemental information	
Interest paid	-
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Included in these consolidated financial statements are operations of Sweater, Inc. and its wholly owned subsidiaries Founder Central LLC and Sweater Industries LLC (collectively, which may be referred to as the "Company", "we," "us," or "our"):

Sweater Inc. was registered on October 28, 2019, as Sweater LLC and later converted to a Delaware corporation on January 18, 2022. The purpose of the Company is to manage and operate the Cashmere Fund and future similar funds, all considered closed end funds, through its subsidiary, Sweater Industries LLC, a Registered Investment Advisor ("RIA"). The accompanying combined financial statements are presented on a combination of interest basis for the year ending December 31, 2023.

Subsidiaries

The Company's wholly owned subsidiary, Sweater Industries LLC, was registered in Delaware on July 1, 2021.

The Company's wholly owned subsidiary, Founder Central LLC, was registered in Delaware on November 29, 2022.

Investment Management

The Company operates the Cashmere Fund, a closed-end interval fund focused on making venture capital investments. The Fund, through its subsidiary Sweater Industries LLC, offers a unique value proposition by allowing both accredited and retail investors to participate alongside each other. Investors manage their accounts and investments through the proprietary Sweater app. Sweater Industries LLC receives an annual management fee of 2.5% of the Fund's average daily net assets.

Real Estate Management

Founder Central LLC serves as the tenant and sublessor of the Company's office space at 2000 Central Avenue, Boulder, Colorado. Founder Central LLC manages subtenant relations, collecting payments and remitting them to the Lessor, the Company. All intercompany transactions have been eliminated upon consolidation.

Financing and Going Concern

The Company has historically relied on member contributions, the issuance of Simple Agreements for Future Equity ("SAFEs"), and a priced equity round for funding. As of December 31, 2023, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 10).

Management plans to secure additional funding through a crowdfunding campaign and future revenue generating activities (if and when such can be realized) within the next twelve months. Inability to secure short-term capital could lead to cessation of operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through April 15, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities

in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2023, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's revenue is driven by the management of the Cashmere fund and paid on the last day of the month. The Company has no deferred revenue as of December 31, 2023.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

Related Party Receivable

The Company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund. Sweater is obligated to cover any expenses incurred by the Fund that exceed 5.9% of the Fund's Assets Under Management ("AUM") currently paid on a quarterly basis. As of December 31, 2023, the Company has a related party receivable of $2,524,230 representing these expense advances to the Fund.

Contingent Recoupment

The recoverability of this receivable is contingent on the future performance of the Fund. Sweater expects to recoup these advances from the Fund over a period of three years, in accordance with the expense limitation agreement. The recoupment schedule aligns with the annual calculation of the Fund's total operating expenses.

NOTE 4 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – STOCKHOLDERS' EQUITY

Conversion to C Corp

On January 18, 2022, The Company converted from a Delaware limited liability company into a Delaware corporation. The corporation is named Sweater Inc. The Company has the authority to issue 1,487,080 shares of Common Stock, par value $0.0001. As part of the conversion, each member unit of the Company converted into one share of common stock of the resulting corporation.

Upon conversion the Company also has the authority to issue 534,965 shares of Preferred Stock designated into 375,603 shares of "Series Seed Preferred Stock" and 159,362 shares "Series Seed I Preferred Stock".

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The holders of the Preferred Stock, Exclusively and as a separate class, are entitled to elect two directors of the Corporation and the holders of record of shares of Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Corporation.

Additional Paid-In Capital – SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,769,583. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2022, the Company had cancelled SAFEs totaling $49,250, bringing the total number of SAFEs issued and outstanding to $2,720,333. Upon conversion the Company converted all $2,720,333 outstanding SAFEs into shares of "Series Seed I Preferred Stock."

In 2023, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,384,791. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $48,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of December 31, 2023, the Company has SAFEs outstanding totaling $2,384,791.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2022, the Company adopted its 2022 Equity Incentive Plan (the "2022 Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company.

As of December 31, 2023, a total of 155,460 shares of common stock were authorized for issuance under the plan, of which 27,991 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices are $4.25 per common share.

The exercise price of the option shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2023, were as follows:

	2023
Expected volatility	75%
Risk-free interest rate	3.85%
Dividend rate	0%
Expected term (in years)	5

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023, was $111,236. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $373,126 as of December 31, 2023.

NOTE 7 – LEASES

As of October 1, 2022, the Company entered into an operating lease for office space. The lease has a term of 33 months. The financial statements for years before January 1, 2022, are not presented on the same accounting basis with respect to leases.

Forbearance agreement

On October 31, 2023, the Company and its lessor Boulder Heavy Industries, LLC ("BHI") executed a Forbearance agreement whereas the Company agreed to make a one-time lump sum of $178,439 as a good faith payment due to the potential of difficulties in paying the full liability outlined in the original lease agreement. Until the Company can return to paying the full rent and expenses under the lease agreement, the Company agrees to transfer all revenue generated from its subtenants directly to BHI.

In the event that the revenue received from the subtenants drops below $10,000 per month for two consecutive months, BHI has the right to declare the Company in breach of its lease agreement and apply all remedies under the lease agreement.

The Forbearance agreement does not supersede the original lease agreement.

Future Payments

Future payment obligations with respect to the Company's operating leases, which were existing as of December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 213,214
2025	198,077
Total Future payments	$ 411,291
Less interest	(14,278)
Present value of lease liabilities	$ 397,013

Months remaining as of December 31, 2023: 18
Interest rate 3.5%

NOTE 8 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2023, it was discovered that the Additional Paid in Capital account was previously overstated by $39,550 due to the discovery of overpayment of funds received in relation to the 2022 Crowdfunding offering. As a result, the Additional Paid in Capital account was overstated by $39,550. The beginning balance of Additional Paid in Capital issued has been adjusted accordingly.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation, the Company has raised additional capital of approximately $908,000. The Company has SAFEs in exchange for such capital at various agreed upon valuation caps.

Management's Evaluation

Management has evaluated subsequent events through April 19, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

6 DAYS LEFT

GET A PIECE OF SWEATER

Democratizing Venture Capital for All

Sweater Inc. is a financial technology platform that is making venture capital accessible to anyone, not just the wealthy. We enable partners to launch VC funds to the masses.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


sweater
A Platform Powering
Public VC Funds

$317,934.74 Raised

REASONS TO INVEST

- Our pilot Cashmere fund, launched in June 2022, has attracted over 5.5K investors and deployed capital into 33 promising startups.
- Sweater Inc. has already signed its first partner contract for a $500M fund, which we estimate its value to be over $15M in revenue to Sweater Inc. over its lifetime, with two additional engagement letters signed.
- We believe we are leading a movement to reshape the future of investing. By joining our community, you become an integral contributor to democratizing venture capital.

Get Equity
$35.50 Per Share

RAISED	INVESTORS
$317,934.74	273
MIN INVEST	**VALUATION**
$177.50	$48.49M

TEAM



Jesse Randall • CEO, President & Chairman
Jesse is the Founder, CEO and a member of the executive team at Sweater. His passion for startups, venture capital, and entrepreneurship drive him to serve other founders and shape the future that we all participate in. After obtaining an MBA from the Thunderbir...
Read More



Emma Clark • COO, Principal Financial Officer & Board Member
Emma is a Co-founder, COO and member of the executive team at Sweater. With over 10 years of experience in Fintech across operations, strategy, product and analytics, Emma is skillful at translating long term vision into day-to-day operations and thrives on ...
Read More



Jaron Jones • CTO
Jaron Jones is a Co-founder, CTO and member of the executive team at Sweater. Jaron has a passion for startups, launching new products, and scaling them. He is a seasoned and progressive technology leader with more than twenty years of building software an...
Read More

Show More

THE PITCH

Venture Capital for All

Sweater Ventures is at the forefront of democratizing venture capital through its cutting-edge financial technology solution. Sweater enables private market investing using public fund infrastructure. Our platform makes venture capital accessible to anyone by allowing partners to raise venture capital funds from both accredited and non-accredited retail investors. This inclusive approach is designed to foster a diverse community of investors, breaking down traditional barriers to entry in the venture capital ecosystem.


Sweater has created a
new venture asset class
for mainstreet investors.
Public Venture
Capital Funds

THE OPPORTUNITY

Private Market Investing, Public Fund Infrastructure

Companies are staying private longer and retail investors are looking for ways to diversify their portfolio and get access to the venture capital asset class. Through fully managed funds on the Sweater platform, retail investors benefit from investment diversification and the strong performance this asset class has had in the financial markets. Since 1995, the VC asset class has produced an average annual return of 32.4% compared to the S&P's average annual return of 9.1% (Source: Cambridge Associates US VC Index). Further, opening up access to VC for retail investors allows fund managers to leverage the ways a large community of investors can impact startup growth and outcomes.

Sweater's platform enables partners to open up private market investing to communities of retail investors by using a public fund infrastructure. Public VC Funds don't leverage equity crowdfunding, but rather use a decades old structure similar to a mutual fund - called an interval fund.

Private Fund Constraints	sweater Public Funds
✗ Limit on number of investors	✓ No limit on number of investors
✗ Accreditation required	✓ Accessible to ALL investors **(no accreditation required)**
✗ No liquidity	✓ Controlled liquidity options
✗ High minimums above $250K	✓ Buy in daily with no minimum
✗ Lack of visibility into performance	✓ Transparency into performance
✗ Strict non-solicitation rules	✓ Public solicitation allowed

Sweater offers turnkey fund management, from fund launch to full fund operations, using our modern tech stack and APIs to seamlessly unlock venture capital access for the mass retail market.



Launching a Qualified Partner
Sweater enables Qualified Partners to spin up their own funds with the help of the Sweater Platform.
New Partner Fund
Partner Brings
Audience
Deal flow
Investment committee
Funding to support initial org and operating costs.
Sweater Brings
Investor relations
All Tech for onboarding and ops
Guidance through SEC registration
Registration of partner sub-RIA
Annual fund ops management
Quarterly valuations management

THE MARKET & OUR TRACTION

Sweater Laid The Foundation for Public VC Funds

Sweater's initial target audience falls within the venture capital, private credit, and real estate fund landscape. Target dollars raised among these three categories was over $1.1 trillion in 2022. (Source | Source | Source).

Qualified Partners

There are many categories for Partners

All partners must have an established audience large enough to reach $50M of AUM within 24 months of launch.


4:11
Portfolio Companies
Knitting the Future Together
Welcome to the beginning.
If you're seeing this message, you're at the forefront of a new era of venture capital. And we're so excited to embark on this journey with you.
Right now our world-class investment team is meeting with founders and conducting rigorous due diligence to deploy your capital into the best early-stage startups they can find.

CATEGORIES

- Traditional VC Funds
- Private Credit Funds
- Real Estate Funds
- Fintech Platforms
- Financial Brokerages
- Traditional Banks
- Hollywood Celebrities
- Universities

Over the past five years, the Sweater Inc. team has worked tirelessly navigating the complexities of the Securities and Exchange Commission (SEC) and gaining expertise in compliance surrounding the correct fund structure. Upon identifying a path forward, Sweater launched its pilot Cashmere fund in June 2022 and has since amassed over 5,500 investors into the fund, deployed capital into 33 companies, and has passed all related financial, valuation, and SEC audits. This allowed us to open up the technology platform discussion with qualified partners in July 2023.

With a pipeline valued at more than $4.6 billion in potential AUM, Sweater has had ongoing conversations with over a dozen potential fund partners, three of which have executed engagement letters with an intent to sign long term contracts at the completion of scoping. One of these has already converted into a major contract with the potential of becoming a $500 million fund after it launches in 2024. Based on Sweater’s pricing model of an annual SaaS fee plus a management fee on Net Asset Value, the current contract is estimated at $15 million+ in revenue for Sweater over its lifetime.

THE PRODUCT

Seamless Tech for Partners and Investor Communities

Sweater's investor app provides a seamless web-based investing experience for Partner communities. Partners can launch a new fund, market their offering, accept new investments and communicate with their investor community all in one place.

Sweater's Investor App gives retail investors access to directly invest into the partner's fund with a seamless and quick onboarding experience. The app also provides educational content related to investing in the private markets and timely updates about the fund's performance and the portfolio of companies in it.



sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Search
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech
Invest in an intelligent future with AI.
THE FRONTIER FUND
PORTFOLIO
FAQS
AI-powered solutions and exceptional returns.
See the startups
FUND DETAILS
Invest

**The above is a computer-generated image(s) of a product currently available and on the market.*

Sweater also provides fund managers with full-service back office support through its technology and associated fund operations services. This includes:

- An admin portal that provides partners with full visibility into the performance of their fund, from capital raising to capital deployment.
- Full fund formation
- Valuation of the underlying portfolio companies
- All fund filings, compliance and tax support


All funds
Overview
Fund Ops
Portfolio
Investors
Transactions
Your overview
Last 30 days
NAV
Today
$20.61
Change
+1.5%
All
Investors
Accounts
Total
150
New
25
All
Investments
Initial
$28,500
Recurring
$16,250
All

**The above is a computer-generated image(s) of a product currently available and on the market.*

WHY INVEST

Join Us in Creating the Next Generation of Investors


Join Us
in creating financial opportunities
for the next generation of investors.
sweater

Investing in Sweater Inc. is a choice to support the expansion of investment opportunities for the retail public to invest alongside the most privileged in society.
We are deeply committed to our community, and investing in Sweater Inc. gives you a front-row seat to our future endeavors. Reshaping financial markets is an exhilarating journey, and with your support, Sweater Inc. will be enabled to create financial opportunities for the next generation of investors.

Join us in reshaping VC for all investors.

Sweater Inc. 17b Disclosure

ABOUT

HEADQUARTERS
2000 Central Ave Ste 100
Boulder, CO 80301

WEBSITE
View Site

Sweater Inc. is a financial technology platform that is making venture capital accessible to anyone, not just the wealthy. We enable partners to launch VC funds to the masses.

TERMS

Sweater

Overview

PRICE PER SHARE
$35.50

VALUATION
$48.49M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.09M

Breakdown

MIN INVESTMENT
$177.50

OFFERING TYPE
Equity

MAX INVESTMENT
$1,086,761.50

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
422

SHARES OFFERED
Series Seed II Preferred

MAX NUMBER OF SHARES OFFERED
30,613

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Reservation Bonus Shares | 3% Bonus Shares

Reservation Holders in Sweater Inc. are eligible for additional 3% bonus shares.

Combo/Avid Investor Perk

Early Bird

Invest within the first week and receive 2% bonus shares.

Amount-Based Investment Incentives

Tier 1

Invest $500+ and receive a t-shirt.

Tier 2

Invest $1,000+ and receive a Miir Water Bottle + Sweater Store $30 / Free Shipping (that will get you a cap or a beanie).

Tier 3

Invest $2,500+ and receive a Miir Water Bottle + Sweater Store $55 / Free Shipping (that will get you long sleeve tee, short sleeve tee or beanie) + 1% bonus shares.

Tier 4

Invest $5,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 3% bonus shares.

Tier 5

Invest $10,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 5% bonus shares.

Tier 6

Invest $25,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 13% bonus shares + 30 min call with CEO.

Tier 7

Invest $50,000+ and receive a Miir Water Bottle + Sweater Store $100 (you can get anything with that) + 25% bonus shares + 30 min call with CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**Call with CEO subject to Sweater Inc.'s schedule and availability. Prior confirmation from Sweater Inc. required.*

The 10% StartEngine Owners' Bonus

Sweater Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed II Preferred Stock at $35.50 / share, you will receive 110 shares of Series Seed II Preferred Stock, meaning you'll own 110 shares for $3,550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

PRESS

BusinessWire

Sweater Introduces Category-Defining Partner Platform Opening Venture Capital to Everyone

View Article

Business Insider

The 23 Most Important VCs in the Rocky Mountain Region

View Article

Axios

Scoop: Sweater Ventures raises $12M to democratize VC

View Article

ALL UPDATES

04.18.24

Breaking Down Barriers to Generational Wealth

There's an undeniable power to generational wealth and collectively we can see what a difference it can make in an individual or family's life. But generational wealth is usually amassed through private investment opportunities, like venture capital. And to participate in private investment opportunities like venture capital, you typically need to be accredited.

Accreditation certainly had its place when instituted over a century ago in 1933 during the Great Depression. In the years leading up to establishing the law, the government may have had good reason to believe novice investors and the general public didn't have the knowledge or experience to thoroughly evaluate an investment – at the time, less than 30% of the population graduated from high school.

But that's no longer the case.

The government's original argument that the general population does not have the knowledge or experience to thoroughly evaluate an investment is simply no longer valid a century later. 91% of Americans between ages 25-30 have graduated high school or obtained a GED as of the last US census in 2020. Over 58% of the population in 2020 have at least an associate degree. Beyond educational status, the technological revolution has democratized vast amounts of knowledge and financial resources for the general public in ways unthinkable in 1933.

Today, the 97% of U.S. households that are non-accredited have access to venture capital for as little as $500 through Sweater's Cashmere Fund.

But what's more exciting is that qualified partners can use our turnkey fund management platform to open their own Public VC Funds **ensuring that you and your fellow retail investors have more investment options.**

Are you ready to take part in disrupting the VC industry? Invest now.

04.16.24

Meet the Sweater Inc. Team!

We'd love to introduce you to our Managing Partner, Cara Morphew



Cara is Managing Partner and a member of the executive team at Sweater. Cara's passionate about creating a more equitable ecosystem within venture capital and the startup investment landscape.

As Managing Partner, Cara focuses on investment strategy, capital deployment, and sits on the Investment Committee for Sweater's first fund, the Cashmere Fund. Over the past 2 years at Sweater, she has built our investment process, thesis, and portfolio construction for the fund. Cara and her team have reviewed thousands of investment opportunities and diligenced dozens of deals, resulting in 33 investments out of the Cashmere Fund to date.

Prior to Sweater, Cara was an investor at Chicago Ventures and Selwyn Ventures, focused on early-stage technology investments. Beyond her investment experience, Cara's career has spanned the startup lifecycle - from launching her own business to driving growth at leading high growth ventures like Uber and NetSuite.

She has an MBA from Kellogg School of Management at Northwestern University and a BBA in Finance from University of Wisconsin-Madison. In her spare time, Cara enjoys skiing, traveling and live music.

04.09.24

Meet the Sweater Inc. Team!

We'd love to introduce you to our CTO, Jaron Jones



Jaron Jones is a dynamic leader in the realm of software engineering, currently serving as the Chief Technology Officer (CTO) of Sweater. With over two decades of experience in technology and leadership, Jaron has honed his skills in driving innovation, fostering high-performance teams, and crafting cutting-edge products.

In his current role at Sweater, Jaron orchestrates the company's technological landscape, overseeing product development and the technical operations of the platform. His unwavering commitment to excellence propels Sweater's efforts in crafting best-in-class products, utilizing industry best practices in product development, software delivery, and code quality.

Prior to Sweater, Jaron held pivotal roles at tech giants like Amazon, SoFi, and Intuit, where he spearheaded transformative initiatives, including the development of Amazon Device's martech stack and pivotal product launches at SoFi. At Intuit, Jaron worked in the mid-market group building tools and a product suite to help small businesses utilize technology to grow their business.

Jaron has an unwavering commitment to servant leadership and team empowerment and thrives on removing roadblocks and instilling processes that make engineers more productive. He is a visionary with a hands-on approach, often delving into coding to fix a bug or build a new feature.

Outside of work, Jaron is a passionate advocate for continuous learning, often sharing his insights with emerging engineers and entrepreneurs. He finds joy in various hobbies, including woodworking, gardening, tinkering with electronics, and embracing the challenge of fixing anything that crosses his path. Above all, his greatest contentment lies in the tranquility of fishing a remote mountain stream and cherishing time with his family.

04.08.24

Let’s talk Retail...Retail Investors that is

TLDR; You and your fellow retail investors have a collective impact on both the public and private markets.

One notable shift is becoming increasingly apparent in the financial world: the growing influence retail investors have in alternative investments like Sweater Inc.’s Partner VC Funds.

You and your fellow retail investors have a collective impact on both the public and private markets.

During Covid, approximately 30 million brokerage accounts were opened in the US between 2020 - 2022 due to advancements in new technologies. In 2021, retail investors comprised 25% of total equities trading volume according to Public’s The Retail Investors Report. And you’ve stuck around.

In February 2023, retail investors pushed an average of $1.51 billion every day into U.S. stocks, the highest amount ever recorded, according to data from VandaTrack.

Over the next decade, we anticipate a significant rise in the proportion of retail investors who engage with alternative assets, mirroring the engagement of retail investors with ETFs, mutual funds, and stock trading that we see today

The Federal Reserve's triennial Survey of Consumer Finances shows that in 2022, nearly 58% of American households owned stock, either directly or indirectly through mutual funds and other investment accounts. Direct ownership of stocks increased "markedly" between 2019 and 2022, increasing from 15% to 21% — making it the largest change on record, the Fed said in its report.

The success of this shift in making stock trading more accessible to retail investors is a testament to the power of technology and visibility. Individual stock trading transformed with the advent of user-friendly platforms and real-time information.

Similar changes in technology and accessibility can pave the way for increased retail participation in alternative investments, like venture capital. Here at Sweater Inc., we’ve designed a fund structure and technology stack to meet both the needs of fund managers and your investor demand.

The rise of retail investors in alternative investments is inevitable. In a recent iCapital survey, advisors reported allocating between 5 and 15% of their client's portfolios to alternatives, with 50% of advisors saying client interest in alternatives has increased in the past two years. The lessons learned from the evolution of increased retail investment in ETFs, mutual funds, and individual stock trading emphasize the profound impact that increased accessibility and technology can have on market dynamics.

By embracing these changes and adapting to your evolving needs, the landscape of alternative investments, such as venture capital, is headed towards a decade-long transformation that will redefine the composition of market participants. We couldn’t be more proud to further expand investment opportunities in alternative assets for retail investors through Sweater Inc.’s platform.

Ready to invest in Sweater Inc.? Click here.

Have questions? Contact our team by emailing investinsweater@sweaterventures.com.

04.04.24

Meet the Sweater Inc. Team!

We'd love to introduce you to our COO, Emma Clark



As COO of Sweater, Emma is responsible for building the processes and systems needed to support Sweater's growth as well as leading multiple functions across the organization.

With more than 10 years of experience in Fintech across operations, strategy, product and analytics, she is skillful at translating long term vision into day-to-day operations and thrives on building fantastic teams to support that vision.

Prior to joining Sweater, Emma was a member of the executive team at subscription payment platform Recurly. She served as Chief of Staff and Head of Business Operations during the company's growth stage and led efforts through the company's acquisition.

After earning a BA from Duke University, Emma began her career at JPMorgan Chase before finding her passion for high growth startups. She enjoys fostering the startup community in Sweater's home base of Boulder, CO and can be found paragliding and hiking with her family on the weekends.

03.29.24

We Passed $270,000!

We're super excited to hit a major milestone! We surpassed $270,000 raised from over 250 investors in just 7 days. Stay tuned and thanks for the support! Many more updates to come.


sweater
A Platform Powe
Public VC Funds
$270,314.89 Raised
Most Momentum
Top 15 in amount raised last 72 hours

03.25.24

Meet the Sweater Inc. Team!

We'd love to introduce you to our Founder & CEO, Jesse Randall



Jesse has been entrenched in the venture space for the last 15 years, advising hundreds of technology companies in venture finance, go-to-market strategy, and marketing, and even founding a number of his own. Jesse's career of navigating venture finance inspired him to start his own VC fund, which immediately hit a wall when he found himself locked out of venture investing by the accreditation requirements. So he charted a new course with the mission to open venture investing for everyone. Enter Sweater.

As co-founder and CEO at Sweater, Jesse wears many hats. He leads fundraising, business development, and overall strategy for the organization in addition to assessing new investment opportunities as a member of the Investment Committee for the Cashmere Fund.

Jesse holds an MBA from the Thunderbird School of Global Management and a Master's of Environmental Policy from the Vermont Law School. When he's not busy crunching complex projections in Excel or forging strategic partnerships for Sweater, you'll find him spending time in the mountains with his family and training for an Ironman.

Learn more about Sweater Inc. and invest today by clicking here.

03.23.24

Limited Time Left to Get Bonuses!

Hey everyone! There are only 3 days left to invest in Sweater Inc. to receive the 2% Early Bird Bonus Shares!

Have any questions? Reach out to the team by emailing investinsweater@sweaterventures.com.

Ready to invest? Click here.

03.21.24

We're Live!

Hi Everyone!

Jesse here, Founder and CEO of Sweater Inc. We're extremely excited to be live and raising on StartEngine and are thrilled for what the future holds. Sweater Inc. is a financial technology platform that is making venture capital accessible to anyone, not just the wealthy. We enable partners to launch VC funds to both accredited and non-accredited investors. Our team has put a ton of effort into this campaign and we're excited to see such awesome early momentum.


sweater
A Platform Powe
Public VC Funds
$106,296.22 Raised
Most Momentum
Top 15 in amount raised last 72 hours

I want to thank each of you who has invested in our company so far! We will be sharing more here in the coming weeks. You can expect to learn more about Sweater Inc., our mission to democratize venture capital for retail investors and our team via campaign page updates...so stay tuned!

In the meantime, please share our campaign with your friends and family!

Cheers, Jesse Randall, Founder & CEO, Sweater Inc.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sweater.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1
Invest $500+ and receive a t-shirt.
Select

$1,000
Tier 2
Invest $1,000+ and receive a Miir Water Bottle + Sweater Store $30 / Free Shipping (that will get them a cap or a beanie).
Select

$2,500
Tier 3
Invest $2,500+ and receive a Miir Water Bottle + Sweater Store $55 / Free Shipping (that will get them long sleeve tee, short sleeve tee or beanie) + 1% bonus shares.

$5,000
Tier 4
Invest $5,000+ and receive a Miir Water Bottle + Sweater Store $100 (they can get anything with that) + 3% bonus shares.

$10,000
Tier 5
Invest $10,000+ and receive a Miir Water Bottle + Sweater Store $100 (they can get anything with that) + 5% bonus shares.

Select

Select

Select

$25,000

Tier 6

Invest $25,000+ and receive Miir Water Bottle + Sweater Store $100 (they can get anything with that) + 13% bonus shares + 30 min call with CEO.

Select

$50,000

Tier 7

Invest $50,000+ and receive Miir Water Bottle + Sweater Store $100 (they can get anything with that) + 25% bonus shares + 30 min call with CEO.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

TL

Theodore Lyons
7 days ago

Hi there, a) What is your most recent monthly burn rate? b) What is your most recent monthly cash on hand?

1 0

JR

Jesse Randall
Sweater • 7 days ago

Hi Theodore,
Thank you for your questions! I'd like to point you ...
Show more

0

Francis Erdman
20 days ago

Couple basic, perhaps naive questions: 1) Are you close to break-even or what is your burn-rate / runway look ...
Show more

1 0

Jesse Randall
Sweater • 18 days ago

Hi Francis,
Thank you for your questions! Because the audited ...
Show more

0

Ash Kumra
21 days ago

Hello Jesse and team! I invested and already use the platform directly as well. ...
Show more

0 0

Ali Abidi
a month ago

Hello,
...
Show more

2 0

Ali Abidi
a month ago

Are revenues really $0 for the past two years. Is sweater making no money, in fact burning it at a rate of $6m a year?

0

View 1 more reply

W Kim Colich
a month ago

Hi Jesse, I am rather perplexed by your surprisingly high share price. Why is it so high? Why not increase ...
Show more

2 0

Jesse Randall
Sweater • a month ago

Thanks for your questions! The pricing of the shares reflects the same valuation that our venture capital ...
Show more

0

View 1 more reply

Eduardo Marchena
a month ago

I am a Sweater fund 1 investor. Is this offering the platform facilitating this fund? How are you able to ...
Show more

1 0

Jesse Randall
Sweater • a month ago

Hi Eduardo! StartEngine is facilitating the RegCF campaign for Sweater Inc. ...
Show more

0

Adam Sampson
2 months ago

What bonus shares are available for reservations that you mention below?

1 0

Jesse Randall
Sweater • 2 months ago

Hi Adam, Great question! If you reserve shares during the reservation period, you'll receive 3% bonus shares ...
Show more

0

Anthony Shouse
2 months ago

Can you disclose the deal terms such as valuation? Also, what is Sweater's target addressable market size?

1 0

Jesse Randall
Sweater • 2 months ago

Hi Anthony,
We can’t share much information yet due to SEC ...
Show more

0

Show More Comments

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sweater is on a mission to bring private market investment funds - traditionally exclusive to wealthy individuals and institutions - to the entire general Public.

Our financial technology platform enables partners to launch professionally managed investment funds to the public for all of the exclusive "Private Assets" - like venture capital, private credit, artwork and more. These funds - which we call "Public Funds" - allow all investor types to participate together regardless of how wealthy you are. As a StartEngine user, you are already probably familiar with crowdfunding or angel investing. We provide a complimentary, but different, product by specializing in launching diversified funds rather than individual company investing.

Businesses and fund managers can launch their own "Public Funds" on our platform and allow their audiences to participate in private investing like never before. While the partner interfaces with their audience and makes the investment decisions, Sweater takes care of the digital and compliance infrastructure all behind the scenes.

We recognized that someone had to launch one of these funds first before fund managers would trust the process. This is why we launched the Cashmere fund in June of 2022. It took us four years to navigate the SEC registration process, and today it has over 5,000 investors and has made 30 investments into venture backed companies across the country.

With this validation under our belts, we are having incredible conversations with fund managers from across the country. We signed our first contract in December to launch a $500M fund, which is valued at over $15M in revenue to Sweater over its lifetime. With multiple other engagement letters signed, we feel great momentum heading into 2024.

By joining this round, you'll be investing alongside venture capital funds and angel investors who have supported Sweater to date. We invite you to be a part of changing the landscape of the private markets for ALL by investing into the platform powering this massive shift in the capital markets.

And remember, we can only change the world if we are all invested.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:44 PM 03/11/2024
FILED 05:44 PM 03/11/2024
SR 20240959080 - File Number 7602313

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SWEATER INC.

Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SWEATER INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is **SWEATER INC**. and that this corporation was originally incorporated pursuant to the DGCL on January 18, 2022 under the name Sweater Inc.

2. That a Certificate of Amendment to the Certificate of Incorporation was filed pursuant to the DGCL on January 25, 2022.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I: NAME

The name of this corporation is **SWEATER INC.** (this "**Corporation**").

ARTICLE II: REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover DE 19901, County of Kent, and the name of the Corporation's registered agent in the State of Delaware at such address is Capitol Services, Inc.

ARTICLE III: PURPOSE

This Corporation's purpose is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 1,672,017 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (b) 778,087 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (this "**Certificate**"), 356,512 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**"; 159,362 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed I Preferred Stock**"; 42,247 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed II Preferred Stock**"; 29,090 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed III Preferred Stock**"; 48,603 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed IV Preferred Stock**"; and 142,273 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed V Preferred Stock**".

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of the DGCL.

B. Preferred Stock.

The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Section 3 of this Article IV refer to sections and subsections of Section 3 of this Article IV.

1. **<u>Dividends</u>**.

1.1 <u>Participation</u>. The holders of shares of Common Stock shall be entitled to receive when, as and if declared by the Board of Directors of the Corporation (the "**Board**"), out of funds legally available therefor, such dividends as may be declared from time to time by the Board; *provided*, *however*, that the holders of shares of Preferred Stock shall be entitled to participate pro rata (on an as converted to Common Stock basis) on any dividends declared by the Board on shares of Common Stock.

1.2 Non-Cash Dividends. Whenever a dividend provided for in this Section 1 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1 Payments to Holders of Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price**" for the Series Seed Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "**Series Seed I Original Issue Price**" for the Series Seed I Preferred Stock shall mean $17.0701 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "**Series Seed II Original Issue Price**" for the Series Seed II Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "**Series Seed III Original Issue Price**" for the Series Seed III Preferred Stock shall mean $31.9552 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "**Series Seed IV Original Issue Price**" for the Series Seed IV Preferred Stock shall mean $28.1149 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "**Series Seed V Original Issue Price**" for the Series Seed V Preferred Stock shall mean $14.0574 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, including pursuant to Section 2.1 above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless: the holders of at least a majority of the outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation (each a "**Combination**") in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such Combination, except any such Combination involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such Combination continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such Combination, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party; or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such Combination, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation (an "**Asset Disposition**").

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any Combination or Asset Disposition shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. If the amount deemed paid or distributed under this Section 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined in good faith by the Board; *provided*, *however*, that the following shall apply:

(a) For securities not subject to investment letters or other similar restrictions on free marketability:

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii)if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board.

For the purposes of this Section 2.3.3, "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid or sales prices**" shall be deemed to be: (A) for securities traded primarily on the New York Stock Exchange or Nasdaq Stock Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (B) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board) from the market value as determined pursuant to clause (i) above so as to reflect the approximate fair market value thereof.

(c) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Combination or Asset Disposition shall, with the appropriate approval of the definitive agreements governing such Combination or Asset Disposition by the stockholders under the DGCL and Section 3.3, be superseded by the determination of such value set forth in the definitive agreements governing such Combination or Asset Disposition.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or the Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.1.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which there are issued and outstanding less than ninety percent (90%) of the then-issued to date shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least ten percent of the shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) then-issued to date are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Bylaws of the Corporation

3.3.3 amend, alter or repeal any provision of this Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.4 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase or decrease the authorized number of shares of Preferred Stock, or Common Stock any additional class or series of capital stock of the Corporation;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article VI; or

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, other than any subsidiary with equity securities that are publicly registered with the Securities Exchange Commission;

3.3.9 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Preferred Director; or

3.3.10 cause or permit any of its subsidiaries to, without the approval of the Board of Directors, including the Preferred Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain based assets (collectively, "**Tokens**"), including thru a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

4. Conversion Rights.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Series Seed Preferred Stock Conversion Price**" of the Series Seed Preferred Stock shall initially mean $33.2081. The "**Series Seed I Preferred Stock Conversion Price**" of the Series Seed I Preferred Stock shall initially mean $16.7796. The "**Series Seed II Preferred Stock Conversion Price**" of the Series Seed II Preferred Stock shall initially mean the Series Seed II Original Issue Price. The "**Series Seed III Preferred Stock Conversion Price**" of the Series Seed III Preferred Stock shall initially mean the Series Seed III Original Issue Price. The "**Series Seed IV Preferred Stock Conversion Price**" of the Series Seed IV Preferred Stock shall initially mean the Series Seed IV Original Issue Price. The "**Series Seed V Preferred Stock Conversion Price**" of the Series Seed V Preferred Stock shall initially mean the Series Seed V Original Issue Price. Such initial Conversion Prices, and the rates at which shares of such series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock, provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price of such series of Preferred Stock.

4.3.3 Effect of Voluntary Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment after Conversion. Upon any such conversion, no adjustment to the Conversion Price of a series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not , however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issuances.

4.4.1 Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" for a series of Preferred Stock shall mean the date on which the first share of such series of Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" with respect to a series of Preferred Stock shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the applicable Original Issue Date for such series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including the approval of at least one (1) Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director (if there are any Preferred Directors at such time);

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director (if there are any Preferred Directors at such time);

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director (if there are any Preferred Directors at such time);

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation;

(ix) shares of Common Stock, Options or Convertible Securities issued as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4.4.4; or

(x) shares of Common Stock issued in an offering to the public pursuant to a registration statement filed under the Securities Act with, and declared effective by, the Securities and Exchange Commission.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price of a series of Preferred Stock, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional

Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of a series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date of a series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any such Option or Convertible Security, or (2) any decrease in the consideration payable to the Corporation upon such exercise conversion, or exchange), then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock</u>. In the event the Corporation shall at any time after the Original Issue Date of a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately prior to such issue, then the Conversion Price of such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4.5, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, then, upon the final such issuance, applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date of a series of Preferred Stock effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date of a series of Preferred Stock combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of each such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date of a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect, respectively, by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of such series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date of a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of

Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of a series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

4.10.1 the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

4.10.2 of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

4.10.3 of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $36.72 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(b) Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

(c) Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

(d) Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: BYLAWS

Subject to any additional vote required by the Certificate of Formation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI: NUMBER OF DIRECTORS

Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided, however*, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.4 of the Investors' Rights Agreement, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

ARTICLE VII: ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII: STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX: EXCULPATION

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X: INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XI: CORPORATE OPPORTUNITY

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article XI will only be prospective and will not affect the rights under this Article XI in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article XI.

ARTICLE XII: DISPUTE RESOLUTION

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of March, 2024.

By: /s/ Jesse Randall
Name: Jesse Randall
Title: CEO

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of January 26, 2022, by and among Sweater Inc., a Delaware corporation (the "**Company**"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**", each of the stockholders listed on Schedule B hereto, each of whom is referred to herein as a "**Key Holder**" and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS

WHEREAS, the Investors are parties to that certain Series Seed Preferred Stock Purchase Agreement of even date herewith between the Company and the Investors (the "**Purchase Agreement**"), under which certain of the Company's and the Investors' obligations are conditioned upon the execution and delivery of this Agreement by the Investors and the Company.

NOW, THEREFORE, the Investor and the Company here agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.5 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), creating and managing investment funds, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor. It is understood and agreed that each of (i) Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, a Series of Motivate Capital Management Master, LLC (collectively referenced herein as "**Motivate**") and its Affiliates, (ii) Akuna Investments LLC ("**Akuna**") and its Affiliates, (x) are not Competitors and (y) will not in the future be determined to be Competitors.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.11 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.12 "**GAAP**" means generally accepted accounting principles in the United States.

1.1 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.13 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or persons defined as life-partners or similar definitions under statues applicable to such persons granting similar rights as those of a spouse, including, adoptive relationships, of a natural person referred to herein.

1.14 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.15 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.16 "**Key Employee**" means any executive-level employee (including, division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Purchase Agreement).

1.17 "**Key Holder Registrable Securities**" means (i) the 630,400 shares of Common Stock held by the Key Holders, and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares.

1.18 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least $500,000 in value of shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) and regardless of the aforementioned ownership requirements shall include Motivate and Akuna.

1.19 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 "**Preferred Director**" means any director of the Company that the holders of record of the Preferred Stock are entitled to elect pursuant to the Company's Certificate of Incorporation.

1.22 "**Preferred Stock**" means shares of the Company's Series Seed Preferred Stock and Series Seed I Preferred Stock.

1.23 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Sections 2 (and any other applicable Section or Section with respect to registrations under Section 2.1, 2.10, 3.1, 3.2, 4.1 and 6.6; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.24 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.25 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.26 "**SEC**" means the Securities and Exchange Commission.

1.27 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.28 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.29 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.30 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.31 "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.00001 per share.

1.32 "**Series Seed I Preferred Stock**" means shares of the Company's Series Seed I Preferred Stock, par value $0.00001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of at least fifty percent (50%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15,000,000 (fifteen million dollars), then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000 (five million dollars), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one (1) registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration, a registration relating to a demand pursuant to Section 2 or the IPO), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.1(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Section 2.1(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.1(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to ninety (90) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections (a) or (b), as the case may be. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.1(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration except to the extent such information has been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and has not been corrected in a subsequent writing prior to or concurrently with the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.1(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.1(b) and 2.1(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.1(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.1(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.1(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.1(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation;

(b) such time after consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three (3)-month period without registration (and without the requirement for the Company to be in compliance with the current public information required under subsection (c)(1) of SEC Rule 144) and such Holder (together with its "affiliates" determined under SEC Rule 144) holds less than one percent (1%) of the outstanding capital stock of the Company;

(a) the third (3rd) anniversary of the IPO (or such later date that is one hundred eighty (180) days following the expiration of all deferrals of the Company's obligations pursuant to Section 2 that remain in effect as of the third (3rd) anniversary of the consummation of the IPO).

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined in Section 3.1(d) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year and (iii) a statement of stockholders' equity as of the end of such year;

(b) as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, (i) unaudited statements of income and cash flows for such fiscal quarter, (ii) an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter;;

(c) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board of Directors is collectively referred to herein as the "**Budget**");

(e) with respect to the financial statements called for in Section 3.1(a), Section 3.1(b), and Section 3.1(c), an instrument executed by the chief financial officer and chief executive officer of the Company certifying that such financial statements were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (except as otherwise set forth in Section 3.1(b) and Section 3.1(c)) and fairly present the financial condition of the Company and its results of operation for the periods specified therein; and

(f) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date thirty (30) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Reserved.

3.4 Termination of Information and Observer Rights. The covenants set forth in Section 3.1, Section 3.2 and Section 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Preferred Stock from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Certificate of Incorporation); and (ii) shares of Common Stock issued in the IPO.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first and, as to each Major Investor, in accordance with Section 4.1(e).

5. Additional Covenants.

5.1 Insurance. The Company shall obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance, in an amount and on terms and conditions satisfactory to the Board of Directors, and will cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. The key person policy shall name the Company as loss payee and shall not be cancelable by the Company without prior approval by the Board of Directors. Notwithstanding any other provision of this Section 5.1 to the contrary, for so long as a Preferred Director is serving on the Board of Directors, the Company shall not cease to maintain a Directors and Officers liability insurance policy in an amount of at least three (3) million dollars unless approved by such Preferred Director, shall include the Investor entitled to designate the Preferred Director pursuant to the Voting Agreement as additional insureds in such policy, and shall annually, within one hundred twenty (120) days after the end of each fiscal year of the Company, deliver to the Investors a certification that such a Directors and Officers liability insurance policy remains in effect. Each Key Holder hereby covenants and agrees that, to the extent such Key Holder is named under such key person policy, such Key Holder will execute and deliver to the Company, as reasonably requested, a written notice and consent form with respect to such policy.

5.2 Employee Agreements. The Company will cause (i) each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement; and (ii) each Key Employee to enter into a one (1) year noncompetition and nonsolicitation agreement, substantially in the form approved by the Board of Directors. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors, including the Preferred Director.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors, including the Preferred Director, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months. Without the prior approval by the Board of Directors, including the Preferred Director, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Matters Requiring Preferred Director Approval. So long as the holders of Preferred Stock are entitled to elect a director (the "**Preferred Director**"), the Company hereby covenants and agrees with each of the Investors that it shall not, during any calendar year, without approval of the Board of Directors, which approval must include the affirmative vote of the Preferred Director:

(a) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(b) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(c) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness greater than $100,000, except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d) incur any aggregate indebtedness in excess of $100,000 that is not already included in the Budget, other than trade credit incurred in the ordinary course of business;

(e) hire, terminate or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(f) change the principal business of the Company, enter new lines of business or exit the current line of business;

(g) otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any Person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any Person that is not a wholly owned subsidiary of the Company);

(h) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(i) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $250,000.

5.5 Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.6 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.7 Expenses of Counsel. In the event of a transaction which is a Sale of the Company (as defined in the Voting Agreement of even date herewith among the Investors and the Company), the reasonable fees and disbursements of one counsel for the Investors ("**Investor Counsel**"), in their capacities as stockholders, shall be borne and paid by the Company. At the outset of considering a transaction which, if consummated would constitute a Sale of the Company, the Company shall obtain the ability to share with the Investor Counsel (and such counsel's clients) and shall share the confidential information (including, without limitation, the initial and all subsequent drafts of memoranda of understanding, letters of intent and other transaction documents and related noncompete, employment, consulting and other compensation agreements and plans) pertaining to and memorializing any of the transactions which, individually or when aggregated with others would constitute the Sale of the Company. The Company shall be obligated to share (and cause the Company's counsel and investment bankers to share) such materials when distributed to the Company's executives and/or any one or more of the other parties to such transaction(s). In the event that Investor Counsel deems it appropriate, in its reasonable discretion, to enter into a joint defense agreement or other arrangement to enhance the ability of the parties to protect their communications and other reviewed materials under the attorney client privilege, the Company shall, and shall direct its counsel to, execute and deliver to Investor Counsel and its clients such an agreement in form and substance reasonably acceptable to Investor Counsel. In the event that one or more of the other party or parties to such transactions require the clients of Investor Counsel to enter into a confidentiality agreement and/or joint defense agreement in order to receive such information, then the Company shall share whatever information can be shared without entry into such agreement and shall, at the same time, in good faith work expeditiously to enable Investor Counsel and its clients to negotiate and enter into the appropriate agreement(s) without undue burden to the clients of Investor Counsel.

5.8 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.7, shall terminate and be of no further force or effect (i) immediately before the consummation of an IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

5.9 Reserved.

5.10 Indemnification Matters. The Company hereby acknowledges that one (1) or more of the Preferred Directors nominated to serve on the Board of Directors by one (1) or more Investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one (1) or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.10 and shall have the right, power and authority to enforce the provisions of this Section 5.10 as though they were a party to this Agreement.

5.11 Right to Conduct Activities. The Company hereby agrees and acknowledges that each Investor that is an institutional venture capital fund (together with its Affiliates), which, for the avoidance of doubt shall include Motivate and Akuna, is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Investors from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, each Investor that is an institutional venture capital fund (and its Affiliates), which, for the avoidance of doubt shall include Motivate and Akuna, shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by each Investor that is an institutional venture capital fund (or its Affiliates), which, for the avoidance of doubt shall include Motivate and Akuna, in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of each Investor that is an institutional venture capital fund (or its Affiliates), which, for the avoidance of doubt shall include Motivate and Akuna, to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.12 Investment Advisory Covenants.

(a) The Company shall make available to the Major Investors copies of all documents filed with the SEC (as defined in the Purchase Agreement) and other relevant regulatory bodies. The Company covenants that from the date hereof, it shall promptly deliver to each Major Investor any and all material correspondence sent or received by the Company and its representative to or from the SEC and other relevant regulatory bodies and upon request from any Major Investors shall provide such Major Investor with written updates regarding the status of the Registration Process (as that term is defined in the Purchase Agreement). The Major Investors require the completion of the Registration Process by receipt by the Company of an unqualified approval for Cashmere Fund from each of the SEC and the other relevant regulatory bodies. The Approval (as defined in the Purchase Agreement) shall be received by the Company by within sixty (60) days after the date hereof.

(b) As of the Registration Process Date, each of the Cashmere Fund and the Company will maintain compliance in all material respects with all requirements under all licenses, registrations, permits, orders, certificates and authorizations issued by a Governmental Authority ("Permits") that are required in order to permit the Cashmere Fund and Company, as applicable, to own or lease its properties and assets and to conduct the business as presently conducted under and pursuant to all applicable Laws. All such Permits shall be in full force and effect in all material respects and shall not be subject to any suspension, cancellation, modification or revocation. Where such registration, licensing or qualification is required in order to conduct its investment advisory business, (x) Sweater Industries LLC shall be duly registered as an investment adviser under the Advisers Act, and (y) Sweater Industries Inc. shall be duly registered, licensed and/or qualified as an investment adviser in all other jurisdictions, except where being registered is not required or being unregistered would not be material to the Cashmere Fund and Company.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Cashmere Fund, the Company or any wholly owned subsidiary of the Company, none of the Cashmere Fund, the Company or any wholly owned subsidiary of the Company has been, is or is currently intended to be (i) engaged in the business of being a bank, trust company, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker or transfer agent within the meaning of any applicable Law, (ii) required to be registered, licensed or qualified as a bank, trust company, trust company, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker or transfer agent under any applicable Law or (iii) subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified. None of the Cashmere Fund, the Company or any wholly owned subsidiary of the Company or any "affiliated person" (as defined in the Advisers Act) of any of them is ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or "associated person" (as defined in the Advisers Act) of a registered investment adviser, nor is there any proceeding pending or, to the knowledge of the Cashmere Fund, the Company or any wholly owned subsidiary of the Company, threatened by any Governmental Authority which would result in the ineligibility of any of the Cashmere Fund, the Company or any wholly owned subsidiary of the Company or any "affiliated person" to serve in any such capacities.

(d) Prior to the Registration Process Date, Sweater Industries LLC and the Cashmere Fund shall implement a code of ethics and insider trading policies, of which true and correct copies have been or will be made available to the Major Investors.

(e) To the extent required by applicable Law, and to the Knowledge of the Company, the Cashmere Fund, the Company and each wholly owned subsidiary of the Company shall comply in all material respects with "know-your-customer" and anti-money laundering programs and reporting procedures. Prior to the acceptance of any subscription agreement from any investor in the Cashmere Fund, the Cashmere Fund and the Company shall confirm (either directly or indirectly through a third-party administrator or advisor) that such investor is not a Restricted Person. As of the Registration Process Date, none of the Company, each wholly owned subsidiary of the Company nor the Cashmere Fund shall be subject to any enforcement or supervisory action by any Sanctions Authority because of noncompliance with Sanctions Laws or by a Governmental Authority because the procedures referenced herein were considered to be inadequate by such regulator.

(f) "Restricted Person" means (i) the government of any Sanctioned Country; (ii) to the extent restricted under Sanctions Laws, any individual or entity that is resident in, located in, organized under the laws of, or subject to the jurisdiction of, a Sanctioned Country; (iii) any individual or entity that is designated on any list promulgated, administered, or enforced by a Sanctions Authority; or (iv) any entity that is owned or controlled directly or indirectly by, or any individual or entity acting for or on behalf of, any of the foregoing.

(g) "Sanctions Authority" means the United Nations Security Council (the Council as a whole and not its individual members), the U.S. Department of State, the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of the Treasury Office of Foreign Assets Control, the European Union Council and/or Commission (including any present or future member state of the European Union), Her Majesty's Treasury of the United Kingdom and the United Kingdom Department for Business, Energy and Industrial Strategy.

(h) "Sanctioned Country" means any country or territory that is, or whose government is, the target of comprehensive economic or trade sanctions or restrictive measures imposed by any Sanctions Authority, which currently include the Crimea region, Cuba, Iran, North Korea and Syria

(i) "Sanctions Laws" means any law, regulation, order, directive, or guidance (with the effect of law) of a Sanctions Authority that imposes trade or economic restrictive measures against countries, territories, individuals or entities on grounds of national or international security, human rights, or foreign policy.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Preferred Stock that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Investor or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least fifty percent (50%) of the shares of Preferred Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Preferred Stock with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Preferred Stock held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Carlos Cruz-Abrams, c/o Aegis Legal Consulting

LLC at 1200 Pearl Street, Suite 314, Boulder, Colorado, 80302, Email: carlos@aegisconsulting.com and if notice is given to Investors a copy (which copy shall not constitute notice) shall also be sent to DLA Piper LLP (US) ("**DLA Piper**"), 444 West Lake Street, Suite 900, Chicago, Illinois 60606, Attn: Scott Kapp and Akuna Investments LLC, 333 S. Wabash Avenue, 26th Floor, Chicago, IL 60604, Attn: Legal Department.

(b) Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction to the jurisdiction of the United States District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, in each case located in the County of New Castle, Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS

TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SWEATER INC.

DocuSigned by:

By: ______________________________

Name: Jesse Randall

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made and entered into as of this 26th day of January, 2021, by and among Sweater Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series Seed Preferred Stock, $0.00001 par value per share ("**Series Seed Preferred Stock**") or Series Seed I Preferred Stock, $0.00001 (the "**Series Seed I Preferred Stock**" and together with the Series Seed Preferred Stock collectively, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsection 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Company's Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B. The Certificate of Incorporation of the Company (the "**Certificate**") provides that (a) the holders of record of the shares of the Company's Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "**Preferred Director**"); (b) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company shall be entitled to elect (the "**Common Directors**"), and (c) the holders of record of Common Stock and the Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of

Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events, or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) One (1) person designated from time to time by Akuna Investments LLC (the "**Akuna Designee**"), for so long as Akuna Investments LLC and its Affiliates (as defined below) continue to own beneficially at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Akuna Investments LLC on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Fong Wa Chung, provided that if Akuna Investments LLC shall cease to own at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Akuna Investments LLC on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), in such case Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, , a Series of Motivate Capital Management Master, LLC (collectively, "**Motivate**") shall have the right to designate the Akuna Designee hereunder for so long as Motivate and its Affiliates (as defined below) continue to own beneficially at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Motivate on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like);

(b) One (1) person designated from time to time by Motivate (the "**Motivate Designee**"), for so long as Motivate and its Affiliates (as defined below) continue to own beneficially at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Motivate on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be David Wieland, provided that if Motivate shall cease to own at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Motivate on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), in such case Akuna Investments LLC shall have the right to designate the Motivate Designee hereunder for so long as Akuna Investments LLC and its Affiliates (as defined below) continue to own beneficially at least fifty percent (50%) of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) initially purchased by Akuna Investments LLC on the date hereof (which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like); and

(c) Three (3) persons designated from time to time by the holders of record of a majority of the shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) (the "**Common Designees**"). Two of the initial Common Designees shall be Jesse Randall and Chad Lewkowski.

To the extent that any of clause (a) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust, or any other entity (each, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise, such Board seat shall remain vacant until otherwise filled as provided above.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsection 1.2 or 1.3 of this Agreement may be removed from office, unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of a majority of the shares of stock, entitled under Subsection 1.3 or 1.3 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.3 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal, or death of a director elected pursuant to Subsection 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2(a) or Subsection 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock)((i) and (iii) collectively, the "**Electing Holders**") and (iii) the Board, approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy, or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims, and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such

Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense, or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership, and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title, and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law, judgment, order, or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) waived pursuant to the terms of the Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable; and

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement, or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Representation.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any **Disqualification Event** is applicable to such Person , any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security. For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.2 Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan, or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants, or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, thereafter, such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares, unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate, instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Aegis Legal Consulting LLC, 1200 Pearl Street, Suite 314, Boulder, CO 80302, Attn: Carlos Cruz-Abrams, email: carlos@aegisconsulting.com and if notice is given to Investors a copy (which copy shall not constitute notice) shall also be sent to DLA Piper LLP (US) ("**DLA Piper**"), 444 West Lake Street, Suite 900, Chicago, Illinois 60606, Attn: Scott Kapp and Akuna Investments LLC, 333 S. Wabash Avenue, 26th Floor, Chicago, IL 60604, Attn: Legal Department.

(a) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate, or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding at least a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees, or consultants; and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder, unless such amendment, modification, termination, or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Motivate;

(c) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(d) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(e) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor, or assignee entered into or approved such amendment, modification, termination, or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits hereto), and the Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE

COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE

SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the Court of Chancery of Delaware and the United States District Court for the District of Delaware having subject matter jurisdiction.

7.17 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

SWEATER INC.

DocuSigned by:

By: ______________________________

Name: Jesse Randall

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of _______, 20___ (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ___________________________

By: _________________________________
Name and Title of Signatory

Address: _____________________________

____

Facsimile Number: ____________________

ACCEPTED AND AGREED:

SWEATER INC.

By: ______________________________________

Title: ____________________________________

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SHARES IS SIMPLY AN INDICATION OF INTEREST.

Sweater is on a Mission to Democratize Venture Capital for All

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Invest in high-growth startups.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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sweater
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Invest in high-growth startups.
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Available venture funds:
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Democratizing Venture Capital for All

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sweater
Invest in high-growth startups.
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Available venture funds:
Search
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Environment
Consumer Goods
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APEX
Artificial Intelligence
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sweater

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

sweater

Democratizing Venture Capital for All


9:41
sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Search
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech

Reserve Investment

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SHARES IS SIMPLY AN INDICATION OF INTEREST.

A Platform Powering Public VC Funds

Reserve Investment



sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech
Invest in an intelligent future with AI.
THE FRONTIER FUND
PORTFOLIO
FAQS
AI-powered solutions and exceptional returns.
See the startups
FUND DETAILS
Invest

sweater

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

sweater

Democratizing Venture Capital for All

Reserve Investment


9:41
sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Search
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

sweater

Democratizing Venture Capital for All

Reserve Investment


9:41
sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Search
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Invest in the Platform Powering Public VC Funds

Reserve Investment


sweater
Invest in high-growth startups.
Get in on the ground floor and invest with top managers across multiple venture categories.
Available venture funds:
Science & Technology
Environment
Consumer Goods
AI
APEX
Artificial Intelligence
NET ZERO
Climate Tech
Invest in an intelligent future with AI.
THE FRONTIER FUND
PORTFOLIO
FAQS
AI-powered solutions and exceptional returns.
FUND DETAILS
Invest
See the startups

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Sweater is on a mission to bring private market investment funds - traditionally exclusive to wealthy individuals and institutions - to the entire general Public.

Our financial technology platform enables partners to launch professionally managed investment funds to the public for all of the exclusive “Private Assets” - like venture capital, private credit, artwork and more. These funds - which we call “Public Funds” - allow all investor types to participate together regardless of how wealthy you are. As a StartEngine user, you are already probably familiar with crowdfunding or angel investing. We provide a complimentary, but different, product by specializing in launching diversified funds rather than individual company investing.

Businesses and fund managers can launch their own “Public Funds” on our platform and allow their audiences to participate in private investing like never before. While the partner interfaces with their audience and makes the investment decisions, Sweater takes care of the digital and compliance infrastructure all behind the scenes.

We recognized that someone had to launch one of these funds first before fund managers would trust the process. This is why we launched the Cashmere fund in June of 2022. It took us four years to navigate the SEC registration process, and today it has over 5,000 investors and has made 30 investments into venture backed companies across the country.

With this validation under our belts, we are having incredible conversations with fund managers from across the country. We signed our first contract in December to launch a $500M fund, which is valued at over $15M in revenue to Sweater over its lifetime. With multiple other engagement letters signed, we feel great momentum heading into 2024.

By joining this round, you’ll be investing alongside venture capital funds and angel investors who have supported Sweater to date. We invite you to be a part of changing the landscape of the private markets for ALL by investing into the platform powering this massive shift in the capital markets.

And remember, we can only change the world if we are all invested.


Jesse Randall
CEO | Sweater
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